Mail Stop 4561

July 18, 2007

Via U.S. Mail and Fax (011-972-3-9008313)
Mr. Michal Yageel
Corporate Controller
Koor Industries Ltd.
3 Azrieli Center, Triangle Tower, 43rd Floor
Tel-Aviv 67023, Israel

   RE: **Koor Industries Ltd.**
     Form 20-F for the period ended December 31, 2006
     Filed June 14, 2007
     File No. 1-09178

Dear Mr. Yageel:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audit Report for Trezor SP. Z.O.O. Ltd., page F-168

1. The audit report of your principal auditor as of December 31, 2006 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, their audit opinion is based solely on the reports of the other auditors. One of the other auditors, ELMA-POLAUDIT SP. Z.O.O. is not registered with the Public Company Accounting Oversight Board (United States). According to our records, this auditor was also not registered at the date of their opinion, February 20, 2006. Please amend your filing to

include an audit report from a registered firm for Trezor SP. Z.O.O. Ltd or tell us why this is not necessary.

* * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief